Corporate Action Notice

BNY MELLON

November 16, 2022

Reverse Stock Split

TC Biopharm (Holdings) plc
ADS CUSIP: 87807D103
ADS ISIN: US87807D1037
ADS Ticker Symbol: TCBP
Ratio (ADS: Underlying Shares): 1: 1

Please be advised that TC Biopharm (Holdings) plc has announced a reverse stock split of one (1) new share for every fifty (50) existing shares effective November 21, 2022. As a result, BNY Mellon will effect a reverse stock split on the TC Biopharm (Holdings) plc American Depositary Receipt ("ADR") program.

Effective November 21, 2022, ADR holders of TC Biopharm (Holdings) plc will be required on a mandatory basis to surrender their old ADR(s) to BNY Mellon for cancellation and exchange to receive one (1)" New" American Depositary Share ("ADS") (CUSIP: 87807D202) for every fifty (50) "Old" ADSs (CUSIP: 87807D103). Holders of ADSs in the Direct Registration System or in brokerage accounts will have their ADRs automatically exchanged and need not take any action. No fraction of an ADS will be issued. BNY Mellon will attempt to sell any fractions and distribute the cash proceeds to ADR holders.

Below are the pertinent details:

Effective date: November 21, 2022
Exchange Rate: one (1) new ADS for every fifty (50) old ADSs
Old CUSIP: 87807D103
New CUSIP: 87807D202
Cancellation Fee: $0.000000

Please note: The existing ratio of one (1) ADS representing one (1) ordinary share will remain the same.

BNY Mellon's books will be closed for all issuance and cancellation transactions on CUSIP: 87807D103 as of the close of business November 18, 2022. BNY Mellon expects to open the books on CUSIP: 87807D202 on November 21, 2022.

To learn more about DRs, please contact DRBrokerSolutions@bnymellon.com or visit our website at adrbnymellon.com.

PLEASE SEE INVESTOR DISCLOSURE ON LAST PAGE.

Investor Disclosure

This notice and the information and data provided herein are provided for general informational purposes only. BNY Mellon does not warrant or guarantee the accuracy, timeliness or completeness of any such information or data. BNY Mellon does not undertake any obligation to update or amend this notice or any information or data, and may change, update or amend this notice or any information or data at any time without prior notice.

BNY Mellon provides no advice, recommendation or endorsement with respect to any company or securities. No information or data is intended to provide legal, tax, accounting, investment, financial, trading or other advice on any matter, and is not to be used as such. We expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon this notice or any information or data, including market value loss on the sale or purchase of securities or other instruments or obligations.

Nothing herein shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities.

BNY Mellon collects fees from DR holders pursuant to the terms and conditions of the DRs and any deposit agreement under which they are issued. From time to time, BNY Mellon may make payments to an issuer to reimburse and/or share revenue from the fees collected from DR holders, or waive fees and expenses to an issuer for services provided, generally related to costs and expenses arising out of establishment and maintenance of the DR program. BNY Mellon may pay a rebate to brokers in connection with unsponsored DR issuances; brokers may or may not disclose or pass back some or all of such rebate to the DR investor. BNY Mellon may also use brokers, dealers or other service providers that are affiliates and that may earn or share fees and commissions.

BNY Mellon may execute DR foreign currency transactions itself or through its affiliates, or the Custodian or the underlying Company may execute foreign currency transactions and pay US dollars to BNY Mellon. In those instances where it executes DR foreign currency transactions itself or through its affiliates, BNY Mellon acts as principal counterparty and not as agent, advisor, broker or fiduciary. In such cases, BNY Mellon has no obligation to obtain the most favorable exchange rate, makes no representation that the rate is a favorable rate and will not be liable for any direct or indirect losses associated with the rate. BNY Mellon earns and retains revenue on its executed foreign currency transactions based on, among other things, the difference between the rate it assigns to the transaction and the rate that it pays and receives for purchases and sales of currencies when buying or selling foreign currency for its own account. The methodology used by BNY Mellon to determine DR conversion rates is available to registered Owners upon request or can be accessed at https://www.adrbnymellon.com/us/en/news-and-publications/dr-issuers/drs_foreign_exchange_pricing_disclosure.pdf.

In those instances where BNY Mellon's Custodian executes DR foreign currency transactions, the Custodian has no obligation to obtain the most favorable exchange rate or to ensure that the method by which the rate will be determined will be the most favorable rate, and BNY Mellon makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, BNY Mellon may receive dividends and other distributions from an issuer of securities underlying DRs in U.S. dollars rather than in a foreign currency. In such cases, BNY Mellon will not engage in or be responsible for any foreign currency transactions and it makes no representation that the rate obtained by an issuer is the most favorable rate and it will not be liable for any direct or indirect losses associated with the rate.

BNY Mellon is a global investments company dedicated to helping its clients manage and service their financial assets throughout the investment lifecycle. BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK).

DEPOSITARY RECEIPTS ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY, ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, AND ARE NOT GUARANTEED BY, BNY MELLON AND ARE SUBJECT TO INVESTMENT RISKS INCLUDING POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.